SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/17/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,927,243

8. SHARED VOTING POWER
449,028

9. SOLE DISPOSITIVE POWER
2,376,271
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,376,271

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.35%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Blue Chip Value Fund.("BLU" or the "Issuer").
The principal executive offices of BLU are located at

1225 17TH STREET 26TH FLOOR
DENVER CO 80202


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein and Dakos and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making truthful information about certain unregistered investments available on a website and by sending an e-mail containing truthful material about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that the enforcement action violated 42 U.S.C. 1983 because, among other things, it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court. On February 12, 2009 the Massachusetts Superior Court upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC), the state's highest court, unilaterally transferred the case to itself. On July 2, 2010 the SJC upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned 1983 lawsuit which Massachusetts Superior Court decided in the Secretary's favor on September 26, 2009. The Bulldog Parties filed an appeal of the September 26, 2009 decision in the 1983 lawsuit in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the 1983 lawsuit to itself and the SJC will decide the appeal.

The Bulldog Parties, whose place of business is in New Jersey, believe that the Order is void and unenforceable because, among other things, the Secretary lacked personal jurisdiction over them. The Secretary has not attempted to enforce the Order in New Jersey pursuant to the Uniform Enforcement of Foreign Judgments Act. If a New Jersey court determines that the Secretary lacked personal jurisdiction over the Bulldog Parties it will refuse to enforce the Order.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
The Fund has had poor long-term performance. Since its inception on April 15, 1987 through July 31, 2010, the Fund's total return has lagged that of its benchmark, the S&P 500 Index, by more than 2% per year. Consequently, the filing persons believe the board should replace Denver Investments, the Fund's current investment advisor. To this end, the filing persons intend to propose that the Fund terminate the existing advisory agreement with Denver Investments and enter into an new advisory agreement with Brooklyn Capital Management, a registered investment advisor that is affiliated with the filing persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on March 5, 2010 there were 28,463,912 shares of common stock outstanding as of 12/31/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 2,376,271 shares of BLU or 8.35% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of BLU were purchased:

Date:		        Shares:		Price:
06/17/10		21,186		3.0832
06/18/10		7,800		3.0964
06/21/10		17,670		3.1115
06/23/10		11,723		3.0027
06/24/10		16,750		2.9750
06/25/10		30,500		2.9690
06/29/10		22,800		2.8587
07/01/10		62,100		2.7963
07/02/10		10,000		2.7789
07/06/10		42,200		2.8126
07/07/10		4,600		2.8402
07/08/10		2,906		2.9000
07/09/10		11,300		2.9300
07/14/10		24,518		2.9817
07/15/10		7,900		2.9549
07/23/10		38,600		2.9940
07/26/10		9,600		3.0400
07/28/10		11,200		3.0242
07/29/10		22,350		2.9916
07/30/10		6,367		2.9528
08/03/10		14,900		2.9900
08/04/10		42,800		3.0137
08/05/10		31,639		3.0226
08/06/10		500		3.0100
08/09/10		2,700		3.0185
08/10/10		25,300		2.9908
08/11/10		15,100		2.9281
08/12/10		37,223		2.9096
08/13/10		4,677		2.9159
08/16/10		41,776		2.9107
08/17/10		11,533		2.9530
08/18/10		60,800		2.9259
08/19/10		130,887		2.9207
08/20/10		167,864		2.9278
08/23/10		57,200		2.9569
08/24/10		135,358		2.9187
08/25/10		80,480		2.9079
08/26/10		125,000		2.9300
08/26/10		196,153		2.9318



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 08/27/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos